Exhibit 21

List of Subsidiaries

Name	Jurisdiction
Accent Korea Co. Ltd.	Korea
Accent Optical Technologies France	France
Accent Optical Technologies (Germany) GmbH	Germany
Accent Optical Technologies, Inc. (Canada)	Canada
Accent Optical Technologies Nanometrics, Inc.	Delaware
Accent Optical Technologies Singapore Pte. Ltd.	Singapore
Accent Optical Technologies (Switzerland) GmbH	Switzerland
Accent Optical Technologies (U.K.) Ltd.	United Kingdom
AOTI Operating Company, Inc.	Delaware
Major League Merger Corp.	Minnesota
Nanometrics China Company Ltd.	China
Nanometrics IVS Inc.	Massachusetts
Nanometrics Japan, Ltd.	Japan
Nanometrics Korea Limited	Korea
Nanometrics Southeast Asia Pte. Limited	Singapore
Soluris (France) EURL	France
Soluris UK Limited	U.K.
Soluris Taiwan Limited	Taiwan